Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267576

LORD ABBETT CREDIT OPPORTUNITIES FUND
LORD ABBETT FLOATING RATE HIGH INCOME FUND
LORD ABBETT SPECIAL SITUATIONS INCOME FUND

Supplement dated July 5, 2024 to the

Statements of Additional Information,

as supplemented to date (the “SAIs”), for the Funds

This supplement updates certain information contained in the SAIs for the Funds. Please review this important information carefully.

At a joint special meeting of shareholders held on June 28, 2024, Lorraine Hendrickson, John Shaffer, Lisa Shalett and Steven Rocco were elected to serve as Trustees of each of Lord Abbett Credit Opportunities Fund, Lord Abbett Floating Rate High Income Fund and Lord Abbett Special Situations Income Fund (the “Funds”), effective as of July 5, 2024 (the “Effective Date”). On the Effective Date, each of the existing Trustees will resign as a Trustee of the Funds and cease to serve as Trustees.

Accordingly, as of the Effective Date, all references in the SAIs to the Trustees of the Funds are replaced with references to Ms. Hendrickson, Mr. Shaffer, Ms. Shalett and Mr. Rocco, as applicable. All references to the “Independent Trustees” are replaced with references to Ms. Hendrickson, Mr. Shaffer and Ms. Shalett.

In addition, as of the Effective Date, the following paragraph replaces in its entirety the first paragraph under Section 5 – “Board Leadership Structure” of each SAI:

The Board currently has four Trustees, three of whom are Independent Trustees. The Board has determined that its leadership structure is appropriate in light of the composition of the Board and its committees. The Board believes that its leadership structure enhances the effectiveness of the Board’s oversight role.

The following table hereby replaces in its entirety the table under Section 5 – “Trustees”:

Name (Year of Birth)	Position Held (Length of Time Served)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Independent Trustees
Lorraine Hendrickson (1965)	Trustee (since 2024)	Director at Deloitte (2014-2015); Chief Administrative Officer at BNY Mellon Investment Management International (2012-2014); Head of Performance Analytics and Performance	3	Trustee and Audit Chair of Creatd, Inc. (2022).

		Oversight Committee Chair at Merrill Lynch Investment Management (1988-2006).
John Shaffer (1964)	Trustee (since 2024)	Co-Head of the Americas’ Credit Sales at Goldman Sachs (2007-2014); Head of America’s Credit Sales at Merrill Lynch (2001-2006).	3	Advisory Council Member of Strategic Partners (2021-2023).
Lisa Shalett (1966)	Trustee (since 2024)	Managing Partner, Head of Strategic Innovation at Brookfield Asset Management (2018-2019); Partner at Goldman Sachs (2002-2015) and formerly other roles (1995-2002); and Co-Founder of Extraordinary Women on Boards (since 2021).	3	Currently Board member of PennyMac Financial Services (since 2020), MPower Partners (since 2021), and FTAC Emerald Acquisition Corp. (since 2021); Board member of AccuWeather (2019-2023); Board member of Bully Pulpit Interactive (2017-2022); and Board member of PerformLine (2015-2019).
Interested Trustee
Steven Rocco (1979)	Trustee; President; Chief Executive Officer (since 2024)	Co-Head of Taxable Fixed Income and Partner of Lord Abbett (since 2011), and was formerly Associate Portfolio Manager, joined Lord Abbett in 2004.	3	None

Capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meaning as given in the SAIs.

Please retain this document for your future reference.

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